Exhibit 99.1

MDJM Ltd Releases 2019 Chinese New Year Letter From the Chairman

TIANJIN, China, February 28, 2019 (GLOBE NEWSWIRE) -- MDJM Ltd (the "Company" or “MDJH;” Nasdaq: MDJH), an emerging, integrated real estate services company in China that also provides incubation, strategic planning and support services to business operations aimed at integrating urban and rural lifestyle, announced today that it has released a letter from the Chairman of the Board of Directors, to ours shareholders.

Dear Shareholders of MDJH:

At the beginning of the new year in 2019, on the occasion of the Chinese New Year, please allow me to express my heartfelt thanks to the shareholders, board members, colleagues and partners of the Company. Thank you for your continued recognition and support of MDJH.

MDJH was established in 2002. Since its inception, development and growth, the Company has experienced many changes in the real estate industry. The Company's business model continues to change, update and evolve, while we have considerably deepened our talent pool. In January 2019, the Company successfully listed its ordinary shares on the NASDAQ Capital Market in the United States.

Development Review of 2018 – Refinement and Evolution

2018 was an extraordinary year for MDJH, culminating in a key milestone for the Company, in listing its ordinary shares on the NASDAQ Capital Market in 2019, marking the first success case for companies listed on China's “National Equities Exchange and Quotations” to enter the capital market overseas. MDJH had successfully listed on China's “National Equities Exchange and Quotations” capital market in 2016. I am excited to report to our shareholders our achievements in 2018 and lay out our strategic vision for diversified development in the future.

•	Working with prestigious real estate developers such as Vanke, Ping An and Tianfang to lay a solid foundation for the development of MDJH's main business: In 2018, through the Company's good reputation and service execution in in ongoing projects, MDJH has gained recognition and trust from customers. The Company has signed cooperation agreements with well-known real estate developers such as Vanke Real Estate, Ping An Real Estate and Tianfang Group. We provide professional and efficient marketing planning and sales agency services for these projects and we strive to expand the scope of cooperation and cultivate new opportunities leveraging our existing project cooperation. This continuous incremental expansion of our cooperation agreements provides a stable source of growth for the Company's core business development.

•	MDJH’s sales management service obtained the ISO9001 Quality Service System Certification, which aligned with the world service standards：Through deepening learning and continuous improvement, the Company is determined to become the industry benchmark company for our customers. The ISO9000 standard system is a series of quality management and quality assurance that was issued by the International Organization for Standardization (ISO) in 1987. These standards are used to demonstrate an organization's ability to provide products that meet customer requirements and applicable regulatory requirements to increase customer satisfaction. The Company uses ISO9001 as the service standard to improve internal management and external customer service level with scientific management and quality assurance methods and means.

•	MDJH enters into strategic cooperation to establish a community: Following the 19th National Congress of the Communist Party of China, MDJH has closely followed the footsteps of China's policies to understand the characteristics of the rural revitalization of industries and the future growing path, focusing on exploring the development track and direction of the whole world tourism, in the spirit of tackling the "three rural" issues. Following the concepts of integration and targeted poverty alleviation associated with the ideas of the 19th National Congress and through deep-rooted tourism operations, our goal is to achieve industrial integration and ultimately solve China's three rural issues.

Business Scope of Xishe Xianglin: We provide planning, management, integrated marketing, and overall operational capability for the countryside tourism sector as well as the packaging and integrated sales of global tourism specialty products.

Positioning of Xishe Xianglin: Rural and suburban tourism integrator and operator in China.

Business Positioning Description Xishe Xianglin: By strengthening the connection between the supply side and the demand side, the efficient and comprehensive integration operations of Xishe Xianglin will drive the joint efforts of the primary, secondary and tertiary industries associated with its development efforts, and achieve the responsibility and historical mission of promoting the integrated development of rural and suburban areas. Xishe Xianglin goals for global tourism strategic planning includes developing areas radiating from cities , forming 2 to 3 day short-distance travel routes, constructing characteristic templates for different regional attributes, and develop more provincial and municipal markets. In the end, we will accomplish the business philosophy of industrial co-prosperity, cultural co-creation, ecological co-construction, resource sharing, cooperation and mutually beneficial results.

•	Carrying out its diversified strategic development plan, MDJH confirms its development strategy positioning and improves its organizational structure: In order to execute the overall strategic plan, the Company has established a brand center to carry out long-term maintenance and positioning of its brand image, clarify the brand image, and create, cultivate and enhance the value of MDJH. After the establishment of the brand center, the Company expects to form other centers, including a comprehensive management center, financial operation center, market research and development center and sales center. The internal talent structure will continue to be optimized, and each center will promote each other and promote each other. The company's business has grown steadily.

External activities and brand strategy

Through the following events, we have participated in thought leadership activities such as government investment promotion, government promotion meeting and rural revitalization industry matchmaking meeting, and assisted in promoting the marketing of MDJH:

MDJH attended local government's investment promotion industry cooperation matchmaking meeting:

https://mp.weixin.qq.com/s/D4xtKNs4W8JbF6VLf_jiGw

MDJH attended county agricultural products business super-production and sales docking and government promotion meeting:

https://mp.weixin.qq.com/s/Lomvp1hhTd9epE9z5zC1ig

2DAY platform unveiled the precision poverty alleviation and rural revitalization industry matchmaking meeting:

https://mp.weixin.qq.com/s/DuzT1h8BHAK_GKX9h8OREQ

Xinnong Chuang 24 episodes • Taishan Tianze idyllic complex officially opened, MDJH visited the scene：

https://mp.weixin.qq.com/s/sgUhGvPomZrbT4iDxsB_YA

* Highlights of each of the above activities can be viewed by clicking on the URL.

Outlook and Prospects in 2019

Reviewing our performances in 2018, our entire team adhered to our strong corporate culture of "mindfulness, trustworthiness and dedication," boldly innovating and moving forward. In 2019, following the Company’s official listing on NASDAQ Capital market, MDJH expects to usher in more opportunities and challenges, through our commitment in developing our service quality and creating breakthroughs in business development to drive change and growth for MDJH. Consistent with our operations in 2018, we expect to continue to position ourselves as a multi-service provider rooted in providing incubation, strategic planning and support services to business operations aimed at integrating urban and rural lifestyles. In 2019, MDJH expects to carry out the following development plans:

Enhance our ability to provide quality services to our clients with international standards:

In 2019, the Company expects to fully standardize and professionally manage our business process, operation management, and greatly improve our service quality following our successful certification with the ISO9000 quality system. We expect our overall operation, professional capabilities and service quality to continue to improve, enabling the Company to gradually improve its performance under standardized operations. At the same time, the Company is committed to achieving refinement and specialization on the basis of standardization, building our clients confidence with strong service and developing long-term strategic cooperation.

The core business is based on the cooperation between brand enterprises and state-owned development enterprises, and to steadily promote our expansion plan nationally:

Over the course of 2019, the Company's goal is to continue to increase its market share in the regions we currently serve, and to focus on fostering long-term cooperation between and achieve win-win situation for both business enterprises with well-received brands and state-owned enterprises in brand cooperation and increased market share. While the Company is primarily based in Tianjin, we expect to continue to deepen our market expansion in the Beijing-Tianjin-Hebei, Yangtze River Delta, Southwest and Northeast regions, steadily enter the second and third-tier cities, and gradually achieve our national expansion.

According to the guidelines for the national development strategy of China's rural revitalization, the goal of Xishe Xianglin in 2019 is to achieve the objectives below:

In 2018, according to the guidelines for the national development strategy entitled “China Rural Revitalization”, the Company established a subsidiary, Xishe Xianglin to enhance the Company's innovation and competitiveness in suburban and rural areas as we deepened the Company's diversification strategy. In 2019, our teams will land in more Chinese counties, and strive to create a highly visible demonstration of our business model under the guidance of the national development strategy, so that the advanced development concept take root through the whole country; we will strive to become a building, planning integrated platform for comprehensive capabilities such as design and operation. At the same time, it will jointly study the development path of the whole region in the major universities, combine scientific theory with the practical industry solutions, and integrate the industry-related resource industry into the assembly workshop of the whole country's tourism development. Let the shaped, sustainable town really land and bring this mature system theory out.

In the 17 years since the company was founded, MDJH’s team has gone through an important stage of the Company's development. In the future, we will continue to work hard to reward the shareholders of MDJH with good performance for their continued trust and support.

Siping Xu

Chairman and Chief Executive Officer

MDJM Ltd

About MDJM Ltd

Headquartered in Tianjin, China, MDJM Ltd (the "Company") is an emerging, integrated real estate services company in China. The Company offers primary real estate agency services to real estate developers including integrated marketing planning, advertising planning and strategy, as well as real estate consulting services and independent training services on an as needed basis. More recently, the Company started providing incubation, strategic planning and support services to business operations aimed at integrating urban and rural lifestyle services. Currently, the Company’s primary market is the Tianjin Autonomous Municipality and since 2014 the Company has expanded its market presence to other cities including Chengdu, Suzhou, and Yangzhou. Through two major development businesses, Xishe and Xishe Xianglin, coupled with existing core business, MDJM promotes the integration of urban and rural lifestyle services. For further information regarding the Company, please visit: http://ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's proposed IPO. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the IPO will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

In China

Cai Lei, Board Secretary

MDJM Ltd

Email: cailei@mdjhchina.com

Phone: +86-22-8352-0851

Investor Relations in the United States:

Tina Xiao, President

Ascent Investor Relations

Email: tina.xiao@ascent-ir.com

Phone: +1-917-609-0333